Exhibit 1.01

Honeywell International Inc.
Conflict Minerals Report
For The Year Ended December 31, 2019

This report for the year ended December 31, 2019 is presented to comply with Rule 13p-1 under the Securities Exchange Act of 1934, as amended (the Rule). The Rule was adopted by the Securities and Exchange Commission (the SEC) to implement reporting and disclosure requirements related to conflict minerals as directed by the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (the Dodd-Frank Act). The Rule imposes certain reporting obligations on SEC registrants whose manufactured products contain conflict minerals which are necessary to the functionality or production of their products. Conflict Minerals are defined as cassiterite, columbite-tantalite, wolframite and gold, including their derivatives, which are limited to tin, tantalum and tungsten (3TG).

The information in this report includes the products of Honeywell International Inc. and its subsidiaries (Honeywell) as of December 31, 2019. In accordance with Instruction 3 to Item 1.01 of Form SD, this report does not include products manufactured by TruTrak Flight Systems and Rebellion Photonics, each of which were acquired during the fiscal year ended December 31, 2019 and previously had not been obligated to provide a specialized disclosure report with respect to conflict minerals.

Overview

Honeywell’s Business

Honeywell invents and commercializes technologies that address some of the world’s most critical challenges around energy, safety, security, air travel, productivity and global urbanization. As a diversified technology and manufacturing company, we are uniquely positioned to blend physical products with software to serve customers worldwide with aerospace products and services, energy efficient products and solutions for businesses, specialty chemicals, electronic and advanced materials, process technology for refining and petrochemicals, and productivity, sensing, safety and security technologies for buildings and industries. Our products and solutions enable a safer, more comfortable and more productive world, enhancing the quality of life of people around the globe.

We globally manage our business operations through four operating segments: Aerospace, Honeywell Building Technologies, Performance Materials and Technologies, and Safety and Productivity Solutions. Aerospace is a leading global supplier of products, software and services for aircraft that it sells to original equipment manufacturers (OEMs) and other customers in a variety of end markets including: air transport, regional, business and general aviation aircraft, airlines, aircraft operators and defense and space contractors. Honeywell Building Technologies is a leading global provider of products, software, solutions and technologies that enable building owners and occupants to ensure their facilities are safe, energy efficient, sustainable and productive. Performance Materials and Technologies is a global leader in developing and manufacturing high-quality performance chemicals and materials, process technologies and automation solutions. Safety and Productivity Solutions is a leading global provider of products and software that improve productivity, workplace safety and asset performance to customers around the globe.
Honeywell’s Products Covered by this Report

This report relates to Honeywell products: (i) for which 3TG are necessary to the functionality or production of that product; (ii) that were manufactured, or contracted to be manufactured, by Honeywell; and (iii) for which the manufacture was completed during calendar year 2019 (the Covered Products).

On the basis of a reasonable country of origin inquiry (RCOI) and due diligence measures described herein (including in the section titled “Due Diligence Results” below), as of this reporting period, Honeywell does not have sufficient validated information from the Supplier Group (as defined below) to determine the facilities used to process, and the country of origin and the mine or location of origin of, 3TG used in any part or product supplied to us for use in the Covered Products, including whether such 3TG originated in the Democratic Republic of the Congo, the Republic of the Congo, the Central African Republic, South Sudan, Uganda, Rwanda, Burundi, Tanzania, Zambia and Angola (the Covered Countries).

Honeywell’s Supply Chain

Honeywell sells thousands of products across our four operating segments containing parts from thousands of direct and indirect suppliers. As a “downstream” company with many tiers in our supply chain, we generally do not have a direct relationship with 3TG smelters and refiners. It is difficult for us to identify actors upstream from our direct material suppliers, and we rely on our direct material suppliers to provide information on the smelters and refiners as well as the origin of 3TG contained in parts or products supplied to us, including sources of 3TG that are supplied to them from their upstream suppliers. These direct material suppliers similarly rely on information provided by their suppliers.

The terms and lengths of contracts with our suppliers are varied, and we cannot always unilaterally impose new contract terms. As we renew or enter into new purchase agreements with direct material suppliers, we are adding a 3TG compliance provision requiring such suppliers to conduct and document their inquiries into the smelters and refiners as well as the country of origin of 3TG in parts or products supplied to Honeywell and to provide Honeywell with information or representations that Honeywell requires to meet its compliance obligations. Although we have integrated a 3TG compliance provision into many purchase agreements with direct material suppliers, it will still take a number of years to ensure that all direct material supplier purchase agreements contain appropriate 3TG compliance provisions. In addition, some suppliers may object to the inclusion of such 3TG compliance provisions. In the meantime, as described herein, we are working with our suppliers to ensure they provide 3TG sourcing information.

We are a member of the Responsible Minerals Initiative (RMI). The RMI is a broad-based initiative to develop control systems regarding smelters and refiners through independently validated audits under the RMI’s Responsible Minerals Assurance Process (RMAP).

Reasonable Country of Origin Inquiry

Honeywell conducted a good faith RCOI to determine whether the 3TG found in our products may have originated in the Covered Countries and did not come from recycled or scrap sources. The elements of the RCOI were:

•identification of relevant suppliers;
•data collection; and
•assessment to determine whether further due diligence was required.

Given the large number of suppliers in our supply chain, it is not practicable for us to conduct a survey of all our suppliers. Instead, each of our four operating segments assessed the direct material suppliers that were most likely to provide parts or products containing 3TG, and we sent over 10,000 surveys to relevant direct material suppliers, representing over 90% of Honeywell’s direct material supplier spend in 2019 (the Supplier Group).

Honeywell used 2019 versions of the RMI’s Conflict Minerals Reporting Template (the Questionnaire). The Questionnaire is designed to facilitate disclosure and communication of information regarding smelters and refiners of 3TG contained in parts or products in our supply chain. It includes questions regarding a supplier’s engagement with its direct suppliers and a listing of the smelters and refiners that the supplier and its suppliers use. In addition, the Questionnaire contains questions about the origin of 3TG included in a supplier’s parts or products, as well as supplier due diligence efforts. Honeywell engaged a third party vendor (the Vendor) to deploy the Questionnaire to the Supplier Group via a tracking tool, which enables Honeywell and the Vendor to manage and maintain records of responses from the Supplier Group in an electronic database.

We followed up with all unresponsive members of the Supplier Group through a defined process via both automated email and personalized email, including offering assistance and further information to the Supplier Group about the requirements of the Rule and the 3TG compliance program.

The 3TG compliance program includes automated data validation on all submitted Questionnaires via the Vendor’s software. The goal of data validation is to increase the accuracy of submissions and identify any contradictory answers in the Questionnaire. All submitted forms are accepted and classified as valid or invalid such that all data is retained. Members of the Supplier Group were contacted in regards to invalid forms and were encouraged to resubmit a valid form. We reviewed the responses to determine where further engagement with our Supplier Group was warranted.

Based on the responses received from the Company’s RCOI, which included thousands of alleged smelter or refiner (SOR) names, we compiled a list of unique SORs, including information regarding associated countries of origin.

On the basis of the responses to our RCOI, Honeywell has reason to believe it is possible that some 3TG necessary to the functionality or production of our parts or products may have originated in the Covered Countries. Accordingly, Honeywell conducted further due diligence on the source and chain of custody of the 3TG contained in parts or products provided by the Supplier Group.

Due Diligence Process

Design of Due Diligence Measures

Our due diligence measures have been designed to conform, in all material respects, with the Organization for Economic Co-operation and Development’s “Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas, Third Edition (2016)” and the related Supplements for 3TG (the OECD Framework). Our due diligence included the following elements of the OECD Framework:

•Step 1: Establish strong company management systems;

•Step 2: Identify and assess risks in the supply chain;

•Step 3: Design and implement a strategy to respond to identified risks;

•Step 4: Carry out independent third-party audit of supply chain due diligence at identified points in the supply chain; and

•Step 5: Report on supply chain due diligence.

Due Diligence Performed

Step 1: Establish Strong Company Management Systems

Honeywell has established a management system to determine the source and chain of custody of 3TG in our supply chain.

a.Mission Statement. We have adopted a conflict minerals mission statement (the Mission Statement) that outlines to suppliers and customers our commitment to responsible sourcing of 3TG throughout our global supply chain and to compliance with the Rule. The Mission Statement is publicly available on our website at:
https://www.honeywell.com/en-us/company/integrity-and-compliance (see Conflict Minerals Statement).

b.Internal Team. Our management system includes oversight of our RCOI and due diligence processes by a team made up of representatives from each of Honeywell’s four operating segments and from various functions within Honeywell such as Procurement, Product Stewardship, Health, Safety, Environment and Sustainability, Information Technology (IT) and Legal (the 3TG Compliance Team). The 3TG Compliance Team is responsible for implementing our 3TG compliance program and communicating information about program status and effectiveness to senior management.

c.Control Systems. We utilize the Questionnaire sent to our Supplier Group to gather information on the chain of custody of the 3TG included in our products. In addition, we are a member of the Responsible Minerals Initiative, an industry-wide initiative working to develop conflict-free supply chains.

d.Supplier Engagement. We have communicated to the Supplier Group our obligations under the Rule by distributing to them background information on the Rule along with the Questionnaire. In addition, through our Vendor, we provide training materials on 3TG compliance to the Supplier Group. We are also integrating a 3TG compliance provision into purchase agreements with direct material suppliers that sets forth Honeywell’s expectations that such direct material suppliers will cooperate with Honeywell’s RCOI and due diligence measures as required by the Rule.

e.Grievance Mechanism. We have a company level Helpline that provides employees and suppliers with a mechanism to report violations of our policies or other concerns.

Step 2: Identify and Assess Risks in the Supply Chain

Distribution of Questionnaires to Supplier Group. In 2019, we distributed the Questionnaire to the Supplier Group in order to gather information on our supply chain, including (i) whether any of the minerals they supplied to Honeywell may contain 3TG, (ii) whether any 3TG are necessary to the functionality or production of the parts or products in which they are used, and (iii) the smelters and refiners or any 3TG in our supply chain and whether the 3TG originated from the Covered Countries or came from recycled or scrap sources.

Assessment of Supplier Group Responses. We reviewed each response from the Supplier Group to assess the adequacy of such response. Members of the Supplier Group that failed to respond to the Questionnaire or that did not provide responses to all applicable questions in the Questionnaire received follow-up communications requesting additional information. If a supplier response indicates that 3TG contained in parts or products provided to Honeywell may have originated from the Covered Countries, then such response is sent to the 3TG Compliance Team for further review and determination of follow-up steps.

Step 3: Design and Implement a Strategy to Respond to Identified Risks

We have a risk management plan to address concerns that a supplier may be providing to Honeywell products or parts that contain 3TG sourced from the Covered Countries. If a supplier indicates that its products may contain 3TG sourced from the Covered Countries, we will follow up with the supplier to gather more information, including the basis for the information provided and other information regarding the sourcing country and smelter. Identified risks will be reported to the 3TG Compliance Team, which will determine appropriate follow-up actions, if any, to mitigate risks. There have been no known instances of validated high risk issues in the supply chain that require follow-up actions to be considered.

To ensure that the Supplier Group understands our expectations with respect to compliance with the Rule, we distribute background information on the Rule and our Mission Statement, and we provide access to training materials on 3TG compliance to the Supplier Group in addition to the Questionnaire.

Step 4: Carry Out Independent Third-Party Audit of Supply Chain Due Diligence at Identified Points in the Supply Chain

Honeywell relies on the RMI’s Responsible Minerals Assurance Process (RMAP), formerly the Conflict-Free Smelter Program, to perform third-party audits of smelters and refiners. We compared the SORs identified by the Supplier Group to the list of SORs certified as “compliant” or the equivalent by the RMI.

Step 5: Report on Supply Chain Due Diligence

This Conflict Minerals Report shall be filed with the SEC and is publicly available at:
http://investor.honeywell.com/SEC-Filings (see Conflict Minerals Report)

Due Diligence Results

The Questionnaire sent to the Supplier Group requests that the Supplier Group provide Honeywell with information on (a) the smelters and refiners that the Supplier Group and its suppliers use to supply the 3TG in the Covered Products, (b) whether the 3TG used in the Covered Products originates from the Covered Countries, and (c) the mine or location of origin of the 3TG used in the Covered Products. Honeywell must rely on responses from the Supplier Group to our Questionnaire in order to determine the facilities used to process 3TG used in the Covered Products, whether the 3TG used in the Covered Products originates from the Covered Countries and the source of 3TG used in the Covered Products.

The responses that we have received as of this reporting period from the Supplier Group fall into one or more of the following categories (i) indication that no 3TG is used in parts or products that are provided to Honeywell, (ii) data with respect to the supplier’s overall 3TG sourcing, without specifying whether such 3TG was used in parts or products provided to Honeywell or indication that the supplier is unable to provide the information as it specifically relates to the parts or products that are provided to Honeywell, (iii) indication that the supplier is unable to provide smelter or refiner information at this time, and/or (iv) indication that the supplier is unable to provide or is still in the process of determining the country of origin or mine or location of origin of 3TG from its suppliers. Accordingly, as of this reporting period, Honeywell does not have sufficient validated information from the Supplier Group to determine the facilities used to process, and the country of origin and the mine or location of origin of, 3TG used in any part or product supplied to us for use in the Covered Products.

Steps to be taken to mitigate risk

We intend to take the following steps to improve the due diligence conducted and to further mitigate any future risk of sourcing 3TG that benefit armed groups:

1.Continue to refine and update our process to target appropriate suppliers as well as re-survey suppliers to confirm that they do not incorporate 3TG in our supply chain.

2.Continue to work closely with the Supplier Group to obtain the necessary validated information on the origin of the 3TG contained in the parts, products or services sold to Honeywell, which we expect will become available as (i) more upstream suppliers receive the necessary information from their respective upstream suppliers, and (ii) the RMI’s Responsible Minerals Assurance Process continues to grow and provide more visibility in determining whether manufactured products are sourced from the Covered Countries.

3.Continue to include a 3TG compliance provision in new or renewed purchase agreements with direct material suppliers to set forth Honeywell’s expectations that such direct material suppliers will cooperate with Honeywell’s RCOI and due diligence measures as required by the Rule.

4.Continue to direct our suppliers to information and training resources in an effort to increase the response rate and improve the content of the supplier survey responses.

5.Continue to analyze spend data against supplier response data to identify inconsistencies and areas of potential enhanced focus for supplier outreach efforts.

Cautionary Statement about Forward-Looking Statements

This report contains “forward-looking statements” within the meaning of Section 21E of the Securities Exchange Act of 1934. Forward-looking statements are those that address activities, events or developments that we or our management intends, expects, projects, believes or anticipates will or may occur in the future. They are based on management’s assumptions and assessments in light of past experience and trends, current economic and industry conditions, expected future developments and other relevant factors. They are not guarantees of future performance, and actual results, developments and business decisions may differ significantly from those envisaged by our forward-looking statements. We do not undertake to update or revise any of our forward-looking statements. Our forward-looking statements are also subject to risks and uncertainties, including the impact of the coronavirus pandemic (COVID-19), which can affect our performance and financial results in both the near- and long-term. These forward-looking statements should be considered in light of the information included in this report and our other filings with the SEC, including, without limitation, the Risk Factors, as well as the description of trends and other factors in Management’s Discussion and Analysis of Financial Condition and Results of Operations, set forth in our Annual Report on Form 10-K for the year ended December 31, 2019, Quarterly Report on Form 10-Q for the quarter ended March 31, 2020, and other filings with the SEC.